 Exhibit 99.7

Form of Releases to Stock Exchanges and Advertisement

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com Email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2016 prepared in compliance with the Indian Accounting Standard (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2016	2016	2015	2016	2015	2016
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	17,310	16,782	15,635	34,091	29,989	62,441
Other Income, net	760	75	793	1,513	1,549	3,123
Total Income	18,070	17,535	16,428	35,604	31,538	65,564
Expenses
Employee benefit expenses	9,648	9,282	8,558	18,930	16,612	34,406
Deferred consideration pertaining to acquisition	–	–	64	–	124	149
Cost of technical sub-contractors	940	917	858	1,857	1,608	3,531
Travel expenses	520	740	582	1,260	1,137	2,263
Cost of software packages and others	381	276	354	657	666	1,274
Communication expenses	136	120	111	256	223	449
Consultancy and professional charges	165	175	184	340	353	779
Depreciation and amortisation expenses	424	400	358	824	671	1,459
Other expenses	787	825	573	1,612	1,154	2,511
Total expenses	13,001	12,735	11,642	25,736	22,548	46,821
Profit before minority interest / share in net profit / (loss) of associate	5,069	4,800	4,786	9,868	8,990	18,743
Share in net profit/(loss) of associate	(3)	(2)	(1)	(5)	(1)	(3)
Profit before tax	5,066	4,798	4,785	9,863	8,989	18,740
Tax expense:
Current tax	1,469	1,467	1,441	2,936	2,574	5,318
Deferred tax	(9)	(105)	(54)	(114)	(12)	(67)
Profit for the period	3,606	3,436	3,398	7,041	6,427	13,489
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	(40)	(17)	(7)	(57)	(14)	(12)
Equity instruments through other comprehensive income	–	–	–	–	–	–
	(40)	(17)	(7)	(57)	(14)	(12)
Items that will be reclassified subsequently to profit or loss
Fair value changes on cash flow hedges	2	–	–	2	–	–
Exchange differences on translation of foreign operations	(51)	38	62	(13)	206	303
	(49)	38	62	(11)	206	303
Total other comprehensive income, net of tax	(89)	21	55	(68)	192	291
Total comprehensive income for the period	3,517	3,457	3,453	6,973	6,619	13,780

Paid up share capital (par value 5/- each, fully paid)	1,144	1,144	1,144	1,144	1,144	1,144
Other equity	60,600	60,600	54,198	60,600	54,198	60,600
Earnings per equity share (par value 5/- each)
Basic ()	15.77	15.03	14.87	30.81	28.12	59.02
Diluted ()	15.77	15.03	14.87	30.80	28.12	59.02

Notes:

1.	The audited consolidated financial statements for the quarter and the half-year ended September 30, 2016 have been taken on record by the Board of Directors at its meeting held on October 14, 2016. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited consolidated financial statements. The financial statements are prepared in accordance with the Indian Accounting Standard (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

2.	The Group has adopted all the Ind-AS on April 1, 2016 with the transition date as April 1, 2015, and the adoption was carried out in accordance with Ind-AS 101-First time adoption of Indian Accounting Standards. The transition was carried out from Indian Accounting Principles generally accepted in India as prescribed under Sec 133 of the Companies Act, 2013 read with Rule 7 of the Companies (Accounts) Rules, 2014 (IGAAP), which was the previous GAAP.

3.	The Board, at the meeting held on October 14, 2016 appointed D. N. Prahlad as an Independent Director effective from that date.

4.	The Board of Directors in their meeting held on October 14, 2016, on recommendation of Nomination and Remuneration Committee, have approved the revised annual compensation of U.B. Pravin Rao, Chief Operating Officer and Whole Time Director of the Company, with effect from November 1, 2016, subject to the approval of the shareholders. The compensation includes fixed compensation of 4.62 crore per annum and a variable compensation of up to 3.88 crore per annum. Additionally, based on fiscal 2016 performance, 27,250 restricted stock units (RSU) and 43,000 stock options would be granted under the 2015 Stock Incentive Compensation Plan (2015 plan), as approved by the shareholders vide postal ballot dated March 31, 2016. These RSUs and stock options would vest over a period of 4 years and shall be exercisable within the period as approved by the committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by the shareholders. RSUs and stock options, in future periods, will be granted on achievement of performance conditions, as may be decided by the Nomination and Remuneration Committee.

5.	The Board of Directors in their meeting held on October 14, 2016, on recommendation of the Nomination and Remuneration Committee, have approved the revised compensation structure of M.D. Ranganath, Mohit Joshi, Sandeep Dadlani, Rajesh K Murthy, Ravikumar S, David Kennedy, Krishnamurthy Shankar and Manikantha AGS with effect from November 1, 2016. The revised aggregate compensation of the above individuals includes fixed compensation of 24 crore and variable compensation of upto 20 crore. Additionally, based on fiscal 2016 performance, restricted stock units (RSU) of 245,750 and stock options of 502,550 will be granted with effect from November 1, 2016 under the 2015 Stock Incentive Compensation Plan (2015 plan), as approved by the shareholders vide postal ballot dated March 31, 2016. These RSUs and stock options would vest over a period of 4 years and shall be exercisable within the period as approved by the committee. The exercise price of RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant. The Audit committee in their meeting held on October 13, 2016, resolved to include Mohit Joshi, Sandeep Dadlani, Rajesh K Murthy, RaviKumar S., Krishnamurthy Shankar and David Kennedy as key managerial personnel as defined under Ind-AS 24 – Related Party Disclosures effective from the date of the meeting. Dr.Vishal Sikka, U.B. Pravin Rao, M.D. Ranganath and Manikantha AGS are key managerial personnel as defined under Section 2 (51) of the Companies Act, 2013.

6.	The Nomination and Remuneration Committee of the Board of Directors of Infosys Limited at its meeting held on October 13, 2016, based on fiscal 2016 performance, approved the grant of upto 906,275 RSU and upto 943,810 stock options with effect from November 1, 2016, to a total of upto 425 eligible and identified high-performing executives of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (2015 plan), as approved by the shareholders vide postal ballot dated March 31, 2016. These RSUs and stock options shall vest over a period of 4 years from the date of grant and shall be exercisable within the period as approved by the committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

7.	Information on dividends for the quarter and half-year ended September 30, 2016

The Board declared an interim dividend of 11/- per equity share. The record date for the payment of interim dividend is October 24, 2016. The interim dividend will be paid on October 26, 2016. The interim dividend declared in the previous year was 10/- per equity share.

(in )

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2016	2016	2015	2016	2015	2016
Dividend per share (par value 5/- each)
Interim dividend	11.00	–	10.00	11.00	10.00	10.00
Final dividend	–	–	–	–	–	14.25

8. Consolidated statement of assets and liabilities

(in crore)

Particulars	As at
	September 30, 2016	March 31, 2016
ASSETS
Non-current assets
Property, plant and equipment	8,901	8,637
Capital work-in-progress	1,067	960
Goodwill	3,771	3,764
Other Intangible assets	904	985
Investment in associate	99	103
Financial assets:
Investments	1,931	1,714
Loans	26	25
Other financial assets	302	286
Deferred tax assets (net)	628	536
Income tax assets (net)	5,248	5,230
Other non-current assets	1,620	1,357
Total non-current assets	24,497	23,597
Current assets
Financial assets
Investments	2,154	75
Trade receivables	11,571	11,330
Cash and cash equivalents	31,732	32,697
Loans	264	303
Other financial assets	6,883	5,190
Other current assets	2,005	2,158
Total current assets	54,609	51,753
Total assets	79,106	75,350
EQUITY AND LIABILITIES
Equity
Equity share capital	1,144	1,144
Other equity	63,681	60,600
Total equity attributable to equity holders of the Company	64,825	61,744
Non-controlling interests	–	–
Total equity	64,825	61,744
Liabilities
Non-current liabilities
Financial liabilities
Other financial liabilities	106	69
Deferred tax liabilities (net)	235	252
Other non-current liabilities	45	46
Total non-current liabilities	386	367
Current liabilities
Financial liabilities
Trade payables	307	386
Others financial liabilities	6,356	6,302
Other current liabilities	2,760	2,629
Provisions	621	512
Income tax liabilities (net)	3,851	3,410
Total current liabilities	13,895	13,239
Total equity and liabilities	79,106	75,350

The disclosure is an extract of the audited Consolidated Balance Sheet as at September 30, 2016 and March 31, 2016 prepared in compliance with the Indian Accounting Standards (Ind-AS).

9. Reconciliation of the Consolidated Statement of Profit and Loss as previously reported under IGAAP to Ind-AS

 (in crore)

Particulars	Note	Quarter ended September 30, 2015
		IGAAP	Effects of transition to Ind- AS	Ind-AS
Revenue from operations		15,635	–	15,635
Other income, net		792	1	793
Total Income		16,427	1	16,428
Expenses
Employee benefit expenses	1.1	8,567	(9)	8,558
Deferred consideration pertaining to acquisition	1.2	46	18	64
Cost of technical sub-contractors		858	–	858
Travel expenses		582	–	582
Cost of software packages and others		354	–	354
Communication expenses		111	–	111
Consultancy and professional charges		184	–	184
Depreciation and amortisation expenses	1.3	313	45	358
Other expenses	1.2	569	4	573
Total expenses		11,584	58	11,642
Profit before minority interest/ share in profit/(loss) of associate		4,843	(57)	4,786
Share in net profit/(loss) of associate		(1)	–	(1)
Profit before tax		4,842	(57)	4,785
Tax expense:
Current tax	1.4	1,439	2	1,441
Deferred tax	1.5	(41)	(13)	(54)
Profit for the period		3,444	(46)	3,398
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	1.1	–	(7)	(7)
Equity instruments through other comprehensive income		–	–	–
		–	(7)	(7)
Items that will be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations	1.6	18	44	62
Total other comprehensive income, net of tax		18	37	55
Total comprehensive income for the period		3,462	(9)	3,453

This reconciliation statement has been provided in accordance with circular CIR/CFD/FAC/62/2016 issued by SEBI dated July 05, 2016 on account of implementation of Ind-AS by listed companies.

Explanations for reconciliation of Consolidated Statement of Profit and Loss as previously reported under IGAAP to Ind-AS

(1.1)	a.	As per Ind-AS 19 Employee Benefits, actuarial gain and losses are recognized in other comprehensive income and not reclassified to profit and loss in a subsequent period.
	b.	Adjustments reflect unamortized negative past service cost arising on modification of the gratuity plan in an earlier period. Ind-AS 19 requires such gains and losses to be adjusted to retained earnings.

(1.2)	Adjustments reflect the impact of discounting pertaining to deferred and contingent consideration payable for business combinations.

(1.3)	Adjustment reflects the impact of amortization of intangible assets included within goodwill under the IGAAP, separately recognized under Ind-AS.

(1.4)	Tax component on actuarial gains and losses which was transferred to other comprehensive income under Ind-AS.

1.5)	The reduction in deferred tax expense is on account of the reversal of deferred tax liabilities recorded on intangible assets acquired in business combination.

(1.6)	Under Ind-AS, exchange differences on translation of foreign operations are recorded in other comprehensive income.

10. Reconciliation of equity as previously reported under IGAAP to Ind-AS

 (in crore)

Particulars	Note	Balance Sheet as at March 31, 2016
		IGAAP	Effects of transition to Ind-AS	Ind-AS
ASSETS
Non-current assets
Property, plant and equipment		8,637	–	8,637
Capital work-in-progress		960	–	960
Goodwill	1.1	4,476	(712)	3,764
Other intangible assets	1.1	67	918	985
Investment in associate		103	–	103
Financial assets
Investments	1.2	1,714	–	1,714
Loans		25	–	25
Other financial assets		286	–	286
Deferred tax assets (net)	1.3	533	3	536
Income tax assets (net)		5,230	–	5,230
Other non-current assets		1,357	–	1,357
Total non-current assets		23,388	209	23,597
Current assets
Financial assets
Investments	1.2	75	–	75
Trade receivables		11,330	–	11,330
Cash and cash equivalents		32,697	–	32,697
Loans		303	–	303
Other financial assets		5,190	–	5,190
Other current assets		2,158	–	2,158
Total current assets		51,753	–	51,753
Total assets		75,141	209	75,350
EQUITY AND LIABILITIES
Equity
Equity share capital		1,144	–	1,144
Other equity	1.7	56,682	3,918	60,600
Total equity attributable to equity holders of the Company		57,826	3,918	61,744
Non-controlling interests		–	–	–
Total equity		57,826	3,918	61,744
Non-current liabilities
Financial liabilities
Other financial liabilities	1.4	80	(11)	69
Deferred tax liabilities (net)	1.3	–	252	252
Other non-current liabilities		46	–	46
Total non-current liabilities		126	241	367
Current liabilities
Financial liabilities
Trade payables		386	–	386
Other financial liabilities	1.4	6,309	(7)	6,302
Other current liabilities	1.5	2,633	(4)	2,629
Provisions	1.6	4,451	(3,939)	512
Income tax liabilities (net)		3,410	–	3,410
Total current liabilities		17,189	(3,950)	13,239
Total equity and liabilities		75,141	209	75,350

This reconciliation statement has been provided in accordance with circular CIR/CFD/FAC/62/2016 issued by SEBI dated July 05, 2016 on account of implementation of Ind-AS by listed companies.

Explanations for the reconciliation of Consolidated Balance Sheet as previously reported under IGAAP to Ind-AS

(1.1)	Goodwill and Intangible assets
Intangible assets and deferred tax asset/liabilities in relation to business combinations which were included within Goodwill under IGAAP, have been recognized separately under Ind-AS with corresponding adjustments to retained earnings and other comprehensive income for giving effect to amortization expenses and exchange gains and losses.

(1.2)	Investments
Tax free bonds are carried at amortized cost both under Ind-AS and IGAAP. Investment in equity instruments are carried at fair value through OCI in Ind-AS compared to being carried at cost under IGAAP.

(1.3)	Deferred taxes
Deferred taxes in relation to business combinations have been recognised under Ind-AS.

(1.4)	Other financial liabilities
Adjustments include the impact of discounting the deferred and contingent consideration payable for acquisitions under Ind-AS.

(1.5)	Other liabilities
Adjustments that reflect unamortized negative past service cost arising on modification of the gratuity plan in an earlier period. Ind-AS 19 - Employee Benefits require such gains and losses to be adjusted to retained earnings.

(1.6)	Provisions
Adjustments reflect final dividend (including corporate dividend tax), declared and approved post reporting period.

(1.7)	Other equity
	a.	Adjustments to retained earnings and other comprehensive income have been made in accordance with Ind-AS, for the above mentioned line items.
	b.	In addition, as per Ind-AS 19, actuarial gain and losses are recognized in other comprehensive income as compared to being recognized in the Statement of Profit and Loss under IGAAP.

11. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2016	2016	2015	2016	2015	2016
Revenue from operations	15,000	14,420	13,525	29,420	26,263	53,983
Profit before tax	4,812	4,460	4,553	9,271	8,543	17,600
Profit for the period	3,476	3,180	3,248	6,656	6,139	12,693

Note:	The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited standalone financial statements as stated.

12. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2016	2016	2015	2016	2015	2016
Revenue by business segment
Financial Services (FS)	4,686	4,551	4,243	9,237	8,125	17,024
Manufacturing (MFG)	1,853	1,844	1,827	3,696	3,444	6,948
Energy & utilities, Communication and Services (ECS)	3,864	3,719	3,336	7,583	6,502	13,547
Retail, Consumer packaged goods and Logistics (RCL)	2,833	2,861	2,582	5,694	4,923	10,226
Life Sciences, Healthcare and Insurance (HILIFE)	2,089	2,004	2,036	4,093	3,906	8,090
Hi-Tech	1,339	1,322	1,214	2,661	2,365	4,891
All other segments	646	481	397	1,127	724	1,715
Total	17,310	16,782	15,635	34,091	29,989	62,441
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	17,310	16,782	15,635	34,091	29,989	62,441
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (FS)	1,295	1,267	1,267	2,561	2,340	4,839
Manufacturing (MFG)	469	451	364	920	709	1,560
Energy & utilities, Communication and Services (ECS)	1,122	1,066	998	2,189	1,951	4,029
Retail, Consumer packaged goods and Logistics (RCL)	826	802	726	1,628	1,375	2,840
Life Sciences, Healthcare and Insurance (HILIFE)	558	522	580	1,080	1,058	2,265
Hi-Tech	342	321	353	662	623	1,301
All other segments	123	21	66	144	60	259
Total	4,735	4,450	4,354	9,184	8,116	17,093
Less: Other unallocable expenditure	426	403	361	829	675	1,473
Add: Unallocable other income	760	753	793	1,513	1,549	3,123
Add: Share in net profit/(loss) of associate	(3)	(2)	(1)	(5)	(1)	(3)
Profit before tax and non-controlling interests	5,066	4,798	4,785	9,863	8,989	18,740

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

By order of the Board
for Infosys Limited

Bangalore, India	Dr. Vishal Sikka
October 14, 2016	Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2016, prepared as per International Financial Reporting Standards (IFRS) and reported in US Dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2016	2016	2015	2016	2015	2016
Revenues	2,587	2,501	2,392	5,088	4,647	9,501
Cost of sales	1,638	1,592	1,488	3,231	2,922	5,950
Gross profit	949	909	904	1,857	1,725	3,551
Net profit	539	511	519	1,050	995	2,052
Earnings per equity share
Basic	0.24	0.22	0.23	0.46	0.44	0.90
Diluted	0.24	0.22	0.23	0.46	0.44	0.90
Total assets	11,875	11,317	10,810	11,875	10,810	11,378
Cash and cash equivalents including current investments	5,086	4,681	4,655	5,086	4,655	4,946

Certain statements in these results concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, an inability to accurately predict economic or industry trends, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2016. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this result is October 14, 2016, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com Email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Extract of Audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2016, prepared in compliance with the Indian Accounting Standard (Ind-AS)

( in crore except equity share data)

Particulars	Quarter ended September 30,	Half-year ended September 30	Quarter ended September 30,
	2016	2016	2015
Revenue from operations	17,310	34,091	15,635
Profit before tax	5,066	9,863	4,785
Net profit after tax	3,606	7,041	3,398
Total comprehensive income for the period (comprising profit for the period after tax and other comprehensive income after tax)	3,517	6,973	3,453
Paid-up equity share capital (par value 5/- each, fully paid)	1,144	1,144	1,144
Other equity	60,600	60,600	54,198
Earnings per share (par value 5/- each)
Basic	15.77	30.81	14.87
Diluted	15.77	30.80	14.87

Notes:

1.	The audited consolidated financial statements for the quarter and half-year ended September 30, 2016 have been taken on record by the Board of Directors at its meeting held on October 14, 2016. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited consolidated financial statements. The consolidated financial statements are prepared in accordance with the Indian Accounting Standard (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

2.	The Group has adopted all the Ind-AS on April 1, 2016 with April 1, 2015 as the transition date, and the adoptions were carried out in accordance with Ind-AS 101-First time adoption of Indian Accounting Standards. The transition was carried out from Indian Accounting Principles generally accepted in India as prescribed under Section 133 of the Companies Act, 2013 read with Rule 7 of the Companies (Accounts) Rules, 2014 (IGAAP), which was the previous GAAP.

3.	The Board, at the meeting held on October 14, 2016 appointed D. N. Prahlad as an Independent Director effective from that date.

4.	The Board of Directors in their meeting held on October 14, 2016, on recommendation of the Nomination and Remuneration Committee, have approved the revised annual compensation of U.B. Pravin Rao, Chief Operating Officer and Whole Time Director of the Company, with effect from November 1, 2016, subject to the approval of the shareholders. The compensation includes fixed compensation of 4.62 crore per annum and a variable compensation of up to 3.88 crore per annum. Additionally, based on fiscal 2016 performance, 27,250 restricted stock units (RSU) and 43,000 stock options would be granted under the 2015 Stock Incentive Compensation Plan (2015 plan), as approved by the shareholders vide postal ballot dated March 31, 2016. These RSUs and stock options would vest over a period of 4 years and shall be exercisable within the period as approved by the committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by shareholders. RSUs and stock options, in future periods, will be granted on achievement of performance conditions, as may be decided by the Nomination and Remuneration Committee.

5.	The Board of Directors in their meeting held on October 14, 2016, on recommendation of the Nomination and Remuneration Committee, have approved the revised compensation structure of M.D. Ranganath, Mohit Joshi, Sandeep Dadlani, Rajesh K Murthy, Ravikumar S, David Kennedy, Krishnamurthy Shankar and Manikantha AGS with effect from November 1, 2016. The revised aggregate compensation of the above individuals includes fixed compensation of 24 crore and variable compensation of upto 20 crore. Additionally, based on fiscal 2016 performance, restricted stock units (RSU) of 245,750 and stock options of 502,550 will be granted with effect from November 1, 2016 under the 2015 Stock Incentive Compensation Plan (2015 plan), as approved by the shareholders vide postal ballot dated March 31, 2016. These RSUs and stock options would vest over a period of 4 years and shall be exercisable within the period as approved by the committee. The exercise price of RSU will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant. The Audit committee in their meeting held on October 13, 2016, resolved to include Mohit Joshi, Sandeep Dadlani, Rajesh K Murthy, RaviKumar S, Krishnamurthy Shankar and David Kennedy as key managerial personnel as defined under Ind-AS 24 – Related Party Disclosures effective from the date of the meeting. Dr.Vishal Sikka, U.B. Pravin Rao, M.D. Ranganath and Manikantha AGS are key managerial personnel as defined under Section 2 (51) of the Companies Act, 2013.

6.	The Nomination and Remuneration Committee of the Board of Directors of Infosys Limited at its meeting held on October 13, 2016, based on fiscal 2016 performance approved the grant of upto 906,275 RSUs and upto 943,810 stock options with effect from November 1, 2016, to a total of upto 425 eligible and identified high-performing executives of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (2015 plan), as approved by the shareholders vide postal ballot dated March 31, 2016. These RSUs and stock options shall vest over a period of 4 years from the date of grant and shall be exercisable within the period as approved by the committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

7.	Information on dividends for the quarter and half-year ended September 30, 2016

The Board declared an interim dividend of 11/- per equity share. The record date for the payment of interim dividend is October 24, 2016. The interim dividend will be paid on October 26, 2016. The interim dividend declared in the previous year was 10/- per equity share.

 (in )

Particulars	Quarter ended September 30,	Half-year ended September 30	Quarter ended September 30,
	2016	2016	2015
Dividend per share (par value 5/- each)
Interim dividend	11.00	11.00	10.00
Final dividend	–	–	–

8. Reconciliation of the Consolidated Statement of Profit and Loss as previously reported under IGAAP to Ind-AS

( in crore)

Particulars	Note	Quarter ended September 30, 2015
		IGAAP	Effects of transition to Ind-AS	Ind-AS
Revenue from operations		15,635	–	15,635
Other income, net		792	1	793
Total income		16,427	1	16,428
Expenses
Employee benefit expenses	1.1	8,567	(9)	8,558
Deferred consideration pertaining to acquisition	1.2	46	18	64
Cost of technical sub-contractors		858	–	858
Travel expenses		582	–	582
Cost of software packages and others		354	–	354
Communication expenses		111	–	111
Consultancy and professional charges		184	–	184
Depreciation and amortization expenses	1.3	313	45	358
Other expenses	1.2	569	4	573
Total expenses		11,584	58	11,642
Profit before minority interest/ share in net profit/(loss) of associate		4,843	(57)	4,786
Share in net profit/(loss) of associate		(1)	–	(1)
Profit before tax		4,842	(57)	4,785
Tax expense:
Current tax	1.4	1,439	2	1,441
Deferred tax	1.5	(41)	(13)	(54)
Profit for the period		3,444	(46)	3,398
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	1.1	–	(7)	(7)
Equity instruments through other comprehensive income		–	–	–
		–	(7)	(7)
Items that will be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations	1.6	18	44	62
		18	44	62
Total other comprehensive income, net of tax		18	37	55
Total comprehensive income for the period		3,462	(9)	3,453

Explanations for reconciliation of Consolidated Statement of Profit and Loss as previously reported under IGAAP to Ind-AS

(1.1)	a.	As per Ind-AS 19 Employee Benefits, actuarial gain and losses are recognized in other comprehensive income and not reclassified to profit and loss in a subsequent period.
	b.	Adjustments reflect unamortized negative past service cost arising on modification of the gratuity plan in an earlier period. Ind AS 19 requires such gains and losses to be adjusted to retained earnings.

(1.2)	Adjustments reflect the impact of discounting pertaining to deferred and contingent consideration payable for business combinations.

(1.3)	Adjustment reflects the impact of amortisation of intangible assets included within goodwill under the IGAAP, separately recognized under Ind-AS.

(1.4)	Tax component on actuarial gains and losses which was transferred to other comprehensive income under Ind AS.

(1.5)	The reduction in deferred tax expense is on account of the reversal of deferred tax liabilities recorded on intangible assets acquired in business combination.

(1.7)	Under Ind-AS, exchange differences on translation of foreign operations are recorded in other comprehensive income.

9. Reconciliation of equity as previously reported under IGAAP to Ind AS

( in crore)

Particulars	Note	Balance Sheet as at March 31, 2016
		IGAAP	Effects of transition to Ind-AS	Ind-AS
ASSETS
Non-current assets
Property, plant and equipment		8,637	–	8,637
Capital work-in-progress		960	–	960
Goodwill	1.1	4,476	(712)	3,764
Other intangible assets	1.1	67	918	985
Investment in associate		103	–	103
Financial assets
Investments	1.2	1,714	–	1,714
Loans		25	–	25
Other financial assets		286	–	286
Deferred tax assets (net)	1.3	533	3	536
Income tax assets (net)		5,230	–	5,230
Other non-current assets		1,357	–	1,357
Total non-current assets		23,388	209	23,597
Current assets
Financial assets
Investments	1.2	75	–	75
Trade receivables		11,330	–	11,330
Cash and cash equivalents		32,697	–	32,697
Loans		303	–	303
Other financial assets		5,190	–	5,190
Other current assets		2,158	–	2,158
Total current assets		51,753	–	51,753
Total assets		75,141	209	75,350
EQUITY AND LIABILITIES
Equity
Equity share capital		1,144	–	1,144
Other equity	1.7	56,682	3,918	60,600
Total equity attributable to equity holders of the Company		57,826	3,918	61,744
Non-controlling interests		–	–	–
Total equity		57,826	3,918	61,744
Non-current liabilities
Financial liabilities
Other financial liabilities	1.4	80	(11)	69
Deferred tax liabilities (net)	1.3	–	252	252
Other non-current liabilities		46	–	46
Total non-current liabilities		126	241	367
Current liabilities
Financial liabilities
Trade payables		386	–	386
Other financial liabilities	1.4	6,309	(7)	6,302
Other current liabilities	1.5	2,633	(4)	2,629
Provisions	1.6	4,451	(3,939)	512
Income tax liabilities (net)		3,410	–	3,410
Total current liabilities		17,189	(3,950)	13,239
Total equity and liabilities		75,141	209	75,350

Explanations for the reconciliation of Consolidated Balance Sheet as previously reported under IGAAP to Ind-AS

(1.1)	Goodwill and Intangible assets
Intangible assets and deferred tax asset/liabilities in relation to business combinations which were included within Goodwill under IGAAP, have been recognized separately under Ind-AS with corresponding adjustments to retained earnings and other comprehensive income for giving effect to amortization expenses and exchange gains and losses.

(1.2)	Investments
Tax free bonds are carried at amortized cost both under Ind-AS and IGAAP. Investment in equity instruments are carried at fair value through OCI in Ind AS compared to being carried at cost under IGAAP.

(1.3)	Deferred taxes
Deferred taxes in relation to business combinations have been recognised under Ind-AS

(1.4)	Other financial liabilities
Adjustments include the impact of discounting the deferred and contingent consideration payable for acquisitions under Ind AS

(1.5)	Other liabilities
Adjustments that reflect unamortized negative past service cost arising on modification of the gratuity plan in an earlier period. Ind AS 19 - Employee Benefits require such gains and losses to be adjusted to retained earnings.

(1.6)	Provisions
Adjustments reflect final dividend (including corporate dividend tax), declared and approved post reporting period.

(1.7)	Other equity
	a.	Adjustments to retained earnings and other comprehensive income have been made in accordance with Ind-AS, for the above mentioned line items.
	b.	In addition, as per Ind-AS 19, actuarial gain and losses are recognized in other comprehensive income as compared to being recognized in the Statement of Profit and Loss under IGAAP.

10. Audited financial results of Infosys Limited (Standalone information)

  (in crore)

Particulars	Quarter ended September 30,	Half-year ended September 30	Quarter ended September 30,
	2016	2016	2015
Revenue from operations	15,000	29,420	13,525
Profit before tax	4,812	9,271	4,553
Profit for the period	3,476	6,656	3,248

The above is an extract of the detailed format of Quarterly Financial Results filed with Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Stock Exchange websites, www.nseindia.com and www.bseindia.com, and on the Company's website, www.infosys.com.

Certain statements in this advertisement concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, an inability to accurately predict economic or industry trends legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2016. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this advertisement is October 14, 2016, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com Email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Audited financial results of Infosys Limited for the quarter and half-year ended September 30, 2016 prepared in compliance with the Indian Accounting Standard (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2016	2016	2015	2016	2015	2016
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	15,000	14,420	13,525	29,420	26,263	53,983
Other income, net	763	761	775	1,525	1,496	3,006
Total income	15,763	15,181	14,300	30,945	27,759	56,989
Expenses
Employee benefit expenses	7,939	7,605	6,987	15,544	13,794	28,207
Deferred consideration pertaining to acquisition	–	–	64	–	124	149
Cost of technical sub-contractors	1,183	1,135	1,035	2,319	2,000	4,417
Travel expenses	364	576	425	940	857	1,655
Cost of software packages and others	312	224	335	536	626	1,049
Communication expenses	90	82	80	172	160	311
Consultancy and professional charges	119	119	123	238	255	563
Depreciation and amortisation expense	338	319	272	657	524	1,115
Other expenses	606	661	426	1,268	876	1,923
Total expenses	10,951	10,721	9,747	21,674	19,216	39,389
Profit before tax	4,812	4,460	4,553	9,271	8,543	17,600
Tax expense:
Current tax	1,327	1,314	1,333	2,640	2,385	4,898
Deferred tax	9	(34)	(28)	(25)	19	9
Profit for the period	3,476	3,180	3,248	6,656	6,139	12,693
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	(35)	(17)	1	(52)	(7)	(2)
Equity instruments through other comprehensive income	–	–	–	–	–	–
Fair value changes on cash flow hedges	2	–	–	2	–	–
Items that will be reclassified subsequently to profit or loss	–	–	–	–	–	–
Total other comprehensive income, net of tax	(33)	(17)	1	(50)	(7)	(2)
Total comprehensive income, for the period	3,443	3,163	3,249	6,606	6,132	12,691
Paid-up share capital (par value 5/- each fully paid)	1,148	1,148	1,148	1,148	1,148	1,148
Other Equity	59,934	59,934	51,617	59,934	51,617	59,934
Earnings per equity share ( par value 5 /- each)
Basic ()	15.13	13.85	14.14	28.98	26.73	55.26
Diluted ()	15.13	13.85	14.14	28.98	26.73	55.26

Notes:

1.	The audited financial statements for the quarter and half-year ended September 30, 2016 have been taken on record by the Board of Directors at its meeting held on October 14, 2016. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited standalone financial statements. The financial statements are prepared in accordance with the Indian Accounting Standard (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016.

2.	The Company has adopted all the Ind-AS standards on April 1, 2016 with April 1, 2015 as the transition date, and the adoptions were carried out in accordance with Ind-AS 101-First time adoption of Indian Accounting Standards. The transition was carried out from Indian Accounting Principles generally accepted in India as prescribed under Section 133 of the Companies Act, 2013 read with Rule 7 of the Companies (Accounts) Rules, 2014 (IGAAP), which was the previous GAAP.

3.	The Board, at the meeting held on October 14, 2016 appointed D. N. Prahlad as Independent Director effective from that date.

4.	The Board of Directors in their meeting held on October 14, 2016, on recommendation of the Nomination and Remuneration Committee, have approved the revised annual compensation of U.B. Pravin Rao, Chief Operating Officer and Whole Time Director of the Company, with effect from November 1, 2016, subject to the approval of the shareholders. The compensation includes fixed compensation of 4.62 crore per annum and a variable compensation of up to 3.88 crore per annum. Additionally, based on fiscal 2016 performance, 27,250 restricted stock units (RSU) and 43,000 stock options would be granted under the 2015 Stock Incentive Compensation Plan (2015 plan), as approved by the shareholders vide postal ballot dated March 31, 2016. These RSUs and stock options would vest over a period of 4 years and shall be exercisable within the period as approved by the committee.The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by shareholders. RSUs and stock options, in future periods, will be granted on achievement of performance conditions, as may be decided by the Nomination and Remuneration Committee.

5.	The Board of Directors in their meeting held on October 14, 2016, on recommendation of the Nomination and Remuneration Committee, have approved the revised compensation structure of M.D Ranganath, Mohit Joshi, Sandeep Dadlani, Rajesh K Murthy, Ravikumar S, David Kennedy, Krishnamurthy Shankar and Manikantha AGS with effect from November 1, 2016. The revised aggregate compensation of the above individuals includes fixed compensation of 24 crore and variable compensation of upto 20 crore. Additionally, based on fiscal 2016 performance, restricted stock units (RSU) of 245,750 and stock options of 502,550 will be granted on November 1, 2016 under the 2015 Stock Incentive Compensation Plan (2015 plan), as approved by the shareholders vide postal ballot dated March 31, 2016. These RSUs and stock options would vest over a period of 4 years and shall be exercisable within the period as approved by the committee. The exercise price of RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant. The Audit committee in their meeting held on October 13, 2016, resolved to include Mohit Joshi, Sandeep Dadlani, Rajesh K Murthy, RaviKumar S, Krishnamurthy Shankar and David Kennedy as key managerial personnel as defined under Ind-AS 24 – Related Party Disclosures effective from the date of the meeting. Dr. Vishal Sikka, U.B. Pravin Rao, M.D. Ranganath and Manikantha AGS are key managerial personnel as defined under Section 2 (51) of the Companies Act, 2013.

6.	The Nomination and Remuneration Committee of the Board of Directors of Infosys Limited at its meeting held on October 13, 2016, based on fiscal 2016 performance approved the grant of upto 906,275 RSUs and upto 943,810 stock options with effect from November 1, 2016, to a total of upto 425 eligible and identified high-performing executives of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (2015 plan), as approved by the shareholders vide postal ballot dated March 31, 2016. These RSUs and stock options shall vest over a period of 4 years from the date of grant, and shall be exercisable within the period as approved by the committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

7.	Information on dividends for the quarter and half-year ended September 30, 2016

The Board declared an interim dividend of 11/- per equity share . The record date for the payment of interim dividend is October 24, 2016. The interim dividend will be paid on October 26, 2016. The interim dividend declared in the previous year was 10/- (not adjusted for bonus issue) per equity share.

(in )

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2016	2016	2015	2016	2015	2016
Dividend per share (par value 5/- each)
Interim dividend	11.00	–	10.00	11.00	10.00	10.00
Final dividend	–	–	–	–	–	14.25

8. Statement of assets and liabilities (Standalone-Audited)

  (in crore)

Particulars	As at
	September 30, 2016	March 31, 2016
ASSETS
Non-current assets
Property, plant and equipment	8,470	8,248
Capital work-in-progress	1,053	934
Intangible assets	–	–
Financial assets
Investments	11,253	11,076
Loans	5	5
Other financial assets	206	192
Deferred tax assets (net)	428	405
Other non-current assets	834	755
Income tax assets (net)	4,981	5,020
Total non - current assets	27,230	26,635
Current assets
Financial assets
Investments	1,905	2
Trade receivables	10,168	9,798
Cash and cash equivalents	27,967	29,176
Loans	321	355
Other financial assets	6,286	4,801
Other current assets	1,800	1,965
Total current assets	48,447	46,097
Total assets	75,677	72,732
EQUITY AND LIABILITIES
Equity
Equity share capital	1,148	1,148
Other equity	62,632	59,934
Total equity	63,780	61,082
LIABILITIES
Non-current liabilities
Financial liabilities
Other financial liabilities	39	62
Deferred tax liabilities (net)	–	–
Total non - current liabilities	39	62
Current liabilities
Financial liabilities
Trade payables	272	623
Other financial liabilities	5,128	5,132
Other current liabilities	2,178	2,093
Provisions	556	436
Income tax liabilities (net)	3,724	3,304
Total current liabilities	11,858	11,588
Total equity and liabilities	75,677	72,732

The disclosure is an extract of the audited Balance Sheet as at September 30, 2016 and March 31, 2016 prepared in compliance with the Indian Accounting Standards (Ind-AS).

9. Reconciliation of Statement of Profit and Loss as previously reported under IGAAP to Ind-AS

 (in crore)

Particulars	Note	Three months ended September 30, 2015
		IGAAP	Effects of transition to Ind-AS	Ind-AS
Revenue from operations		13,525	–	13,525
Other income, net	1.2	774	1	775
Total income		14,299	1	14,300
Expenses
Employee benefit expenses	1.1	6,985	2	6,987
Deferred consideration pertaining to acquisition	1.2	46	18	64
Cost of technical sub-contractors		1,035	–	1,035
Travel expenses		425	–	425
Cost of software packages and others		335	–	335
Communication expenses		80	–	80
Consultancy and professional charges		123	–	123
Depreciation and amortization expenses		272	–	272
Other expenses	1.2	423	3	426
Total expenses		9,724	23	9,747
Profit before exceptional items and tax		4,575	(22)	4,553
Profit on transfer of business	1.3	3,036	(3,036)	–
Profit before tax		7,611	(3,058)	4,553
Tax expense:
Current tax		1,333	–	1,333
Deferred tax		(28)	–	(28)
Profit for the period		6,306	(3,058)	3,248
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset	1.1	–	1	1
Equity instruments through other comprehensive income		–	–	–
		–	1	1
Items that will be reclassified subsequently to profit or loss		–	–	–
Total other comprehensive income, net of tax		–	1	1
Total comprehensive income for the period		6,306	(3,057)	3,249

This reconciliation statement has been provided in accordance with circular CIR/CFD/FAC/62/2016 issued by SEBI dated July 05, 2016 on account of implementation of Ind-AS by listed companies.

Explanations for reconciliation of profit and loss as previously reported under IGAAP to Ind-AS

1.1	a)	As per Ind-AS 19 - Employee Benefits, actuarial gains and losses are recognized in other comprehensive income and not reclassified to profit and loss in a subsequent period.
	b)	Adjustments reflect unamortized negative past service cost arising on modification of the gratuity plan in an earlier period. Ind-AS 19 requires such gains and losses to be adjusted to retained earnings.

1.2.	Adjustments reflect impact of discounting pertaining to deferred consideration and contingent consideration payable for business combinations.

1.3.	Profit on transfer of business between entities under common control has been reversed and taken to business transfer reserve on account of transition to Ind-AS.

10. Reconciliation of equity as previously reported under IGAAP to Ind-AS

      (in crore)

Particulars	Note	Balance Sheet as at March 31, 2016
		IGAAP	Effects of transition to Ind-AS	Ind-AS
ASSETS
Non-current assets
Property, plant and equipment		8,248	–	8,248
Capital work-in-progress		934	–	934
Intangible assets		–	–	–
Financial assets
Investments	1.1	11,111	(35)	11,076
Loans		5	–	5
Other financial assets		192	–	192
Deferred tax assets (net)		405	–	405
Other non-current assets		755	–	755
Income tax assets (net)		5,020	–	5,020
Total non-current assets		26,670	(35)	26,635
Current assets
Financial assets:
Investments	1.1	2	–	2
Trade receivables		9,798	–	9,798
Cash and cash equivalents		29,176	–	29,176
Loans		355	–	355
Other financial assets		4,801	–	4,801
Other current assets		1,965	–	1,965
Total current assets		46,097	–	46,097
Total assets		72,767	(35)	72,732
EQUITY AND LIABILITIES
Equity
Equity share capital		1,148	–	1,148
Other equity	1.5	56,009	3,925	59,934
Total equity		57,157	3,925	61,082
Non-current liabilities
Financial liabilities
Other financial liabilities	1.2	73	(11)	62
Deferred tax liabilities (net)		–	–	–
Other non-current liabilities		–	–	–
Total non-current liabilities		73	(11)	62
Current liabilities
Financial liabilities
Trade payables		623	–	623
Other financial liabilities	1.2	5,138	(6)	5,132
Other current liabilities	1.3	2,097	(4)	2,093
Provisions	1.4	4,375	(3,939)	436
Other current liabilities		3,304	–	3,304
Total current liabilities		15,537	(3,949)	11,588
Total liabilities and equity		72,767	(35)	72,732

This reconciliation statement has been provided in accordance with circular CIR/CFD/FAC/62/2016 issued by SEBI dated July 05, 2016 on account of implementation of Ind-AS by listed companies.

Explanations for reconciliation of balance sheet as previously reported under IGAAP to IND-AS

1.1.	Investment
	a)	Tax free bonds are carried at amortized cost both under Ind-AS and IGAAP. Investment in equity instruments are carried at fair value through OCI in Ind-AS compared to being carried at cost under IGAAP.
	b)	Investments include discounted value of contingent consideration payable on acquisition of business under Ind-AS as compared to undiscounted value of contingent consideration under IGAAP.

1.2.	Other financial liabilities
Other financial liabilities - adjustments includes impact of discounting the deferred and contingent consideration payable for acquisitions under Ind-AS.

1.3.	Other current liabilities
Adjustments that reflect unamortised negative past service cost arising on modification of the gratuity plan in an earlier period. Ind-AS 19 requires such gains and losses to be adjusted to retained earnings.

1.4.	Provisions
Adjustments reflect final dividend (including corporate dividend tax), declared and approved post reporting period.

1.5.	Other equity
	a)	Adjustments to retained earnings and other comprehensive income has been made in accordance with Ind-AS, for the above mentioned line items.
	b)	In addition, as per Ind-AS 19, actuarial gain and losses are recognized in other comprehensive income as compared to being recognized in the statement of profit and loss under IGAAP.
	c)	Profit on transfer of business between entities under common control which were earlier recognized in statement of profit and loss under IGAAP are adjusted to reserves on transition to Ind-AS.

11. Segment reporting (Standalone-Audited)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2016	2016	2015	2016	2015	2016
Revenue by business segment
Financial services (FS)	3,998	3,873	3,692	7,871	7,343	14,846
Manufacturing (MFG)	1,506	1,472	1,445	2,978	2,693	5,434
Energy & utilities, communication and services (ECS)	3,510	3,341	2,981	6,851	5,824	12,124
Retail, consumer packaged goods and logistics (RCL)	2,598	2,583	2,377	5,181	4,556	9,411
Life sciences, healthcare and insurance (HILIFE)	1,736	1,627	1,611	3,364	3,119	6,392
Hi-Tech	1,275	1,270	1,184	2,545	2,302	4,736
All Other Segments	377	254	235	630	426	1,040
Total	15,000	14,420	13,525	29,420	26,263	53,983
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	15,000	14,420	13,525	29,420	26,263	53,983
Segment profit before tax
Financial services (FS)	1,064	1,026	1,093	2,090	2,145	4,185
Manufacturing (MFG)	449	410	349	859	673	1,436
Energy & utilities, communication and services (ECS)	1,114	1,022	959	2,136	1,815	3,829
Retail, consumer packaged goods and logistics (RCL)	816	771	727	1,586	1,367	2,817
Life sciences, healthcare and insurance (HILIFE)	500	451	480	951	876	1,844
Hi-Tech	365	341	377	706	655	1,373
All other segments	81	–	68	80	44	239
Total	4,389	4,021	4,053	8,408	7,575	15,723
Less: Other unallocable expenditure	340	322	275	662	528	1,129
Add: Unallocable other income	763	761	775	1,525	1,496	3,006
Profit before tax	4,812	4,460	4,553	9,271	8,543	17,600

Notes on segment information:

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Marker evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments

Segment Assets / Liabilities

Assets and liabilities used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

By order of the Board
for Infosys Limited

Bangalore, India	Dr. Vishal Sikka
October 14, 2016	Chief Executive Officer and Managing Director

Certain statements in these results concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, an inability to accurately predict economic or industry trends, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2016. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this release is October 14, 2016, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.